UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            FORM 10-SB12G/A-1

                     GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of The Securities Exchange Act of  1934

                       UniPro Financial Services, Inc.
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)


         Florida                                   65-1193022
 ------------------------                ---------------------------
 (State of Incorporation)                IRS Employer Identification
                                                    Number


                    1450 South Dixie Highway, Suite 200
                            Boca Raton, FL 33432
          -----------------------------------------------------
          (Address and Zip Code of principal executive offices)


                              (561) 289-5175
                        ---------------------------
                        (Issuer's telephone number)


                          www.uniprofinancial.com
                          -----------------------
                      (Registrant's Internet Website)

                                copies to:
                                ----------

                           Stewart Merkin, Esq.
                     444 Brickell Avenue, Suite 300
                             Miami, FL 33131
                              305 358-5800


   Securities to be registered pursuant to Section 12(b) of the Act:

                                 None

   Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.001 Par Value
                     -----------------------------
                            (Title of Class)

                     UniPro Financial Services, Inc.

                             TABLE OF CONTENTS

PART I

Item 1.   Description of Business

          (a) Business Development

               1.  Formation of UniPro Financial Services, Inc.

          (b) Business of Issuer

              1.  Principal Products and Services
              2.  Market
              3.  New Products or Services
              4.  Competition
              5.  Sources of Supply
              6.  Major Customers
              7.  Patents, Trademarks, Licenses, etc.
            8-9.  Government Regulation and Approval
             10.  Research and Development
             11.  Environmental Compliance
             12.  Employees

          (c) Reports to Shareholders

Item 2.   Management's Discussion and Analysis

Item 3.   Description of Property

Item 4.   Security Ownership of Certain Beneficial Owners and Management

Item 5.   Directors, Executive Officers, Promoters and Control Persons

Item 6.   Executive Compensation

Item 7.   Certain Relationships and Related Transactions

Item 8.   Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.   Legal Proceedings

Item 3.   Changes in and Disagreements With Accountants

Item 4.   Recent Sales of Unregistered Securities

Item 5.   Indemnification of Directors and Officers


 PART F/S

Financial Statements


                 PART III

Item 1.   Index to Exhibits

Item 2.   Description of Exhibits

                                PART I

ITEM 1. DESCRIPTION OF BUSINESS.

(a) Business Development.

Formation of UniPro Financial Services, Inc.

UniPro Financial Services, Inc., ("UniPro", "We", "Our" or the "Company") was organized under the laws of the State of Florida on June 17, 2003; and is presently a developmental stage enterprise with no operating history.

Business of Issuer.

Principal Products and Services. UniPro is in the initial stage of developing
-------------------------------
a diversified financial services business, using a business strategy of creating new enterprises or acquiring operating entities; incorporating both private and public market financing techniques. Our initial business operations include the development and operation of a marketing plan for the commercial exploitation of a proprietary CRM (Customer Relations Management) System, the eBroker system. This CRM system provides an integrated electronic system for the management of contacts and clients/customers. In consideration of the issuance of 500,000 unregistered shares of our common stock, the Company executed an Exclusive Sales And Marketing Agreement to acquire a Ten-Year exclusive on the marketing and sales of the eBroker system from MCM Systems Corporation, an unaffiliated Florida corporation. At the same time a concurrent consulting and service agreement between the Company and MCM was signed to provide continued development, service and upgrade for the enhancement of the system. Net revenues from the sale or leasing of eBroker systems will be split on a 50-50 basis between MCM and UniPro, with each company covering its own costs and expenses. All references to the issued and outstanding shares of UniPro reflect the issuance of shares to complete the aforementioned acquisition.

We currently have no employees, and are dependent solely upon the efforts, abilities, business generation capabilities and project execution of our two executive officers, Harvey Judkowitz and Paul M. Galant, to conduct UniPro's business and generate revenues; if we lose the services of either or both of them it would severely affect our ability to provide consulting services and to develop our proposed marketing organization required to effectuate sales and leasing of the eBroker system. Mr. Judkowitz is currently devoting approximately six hours per week to the affairs of UniPro, including solicitation of potential consulting business. His other business time is spent in the operation of his accounting practice and provides him with many leads for potential consulting clients for UniPro. Mr. Galant is presently devoting his full business time to the affairs of UniPro, including the creation of appropriate marketing and business plans for both our business development consulting services, and the eBroker system; as well as the preparation of appropriate funding plans and efforts. We anticipate being fully operational by June 1, 2004, at which time Harvey Judkowitz expects that he will devote a minimum of 25 hours a week to the development and operation of UniPro's business.


Markets:

eBroker system.  This system's target market includes a variety of potential
--------------
users, including business entities and firms engaged in providing services to the general public. Among the expected purchasers or licensed users are firms offering general securities services, real estate, insurance and mortgage brokers to the public. This system provides an automated method to memorialize a client relationship from the initial sales contact through the continual customer/client relationship, enabling the firm to keep track of its contact with and services provided to its clients.

Financial Services. We are offering to the general business community and the
------------------
general public a variety of corporate development, management and self-funding financial strategies - such as asset financing or private placement debt/equity financing conducted by the client's officers without the services of an underwriter, in a consulting environment, assisting entrepreneurs and new business enterprises while working with the client's own professional advisors as appropriate, helping create viable business organizations. We provide assistance as well in creating operating and marketing plans. We actively seek clients who will retain UniPro on contract to provide ongoing consulting services for an extended duration.

Acquisitions. In pursuit of enhancing the consulting services we can offer to
------------
clients, from time to time UniPro may engage in providing other services - either by directly starting-up new ventures, or by the acquisition of going concerns - especially firms having experienced management willing to remain in place. Possible areas of interest may include: licensed investment banking, stock transfer services, correspondent mortgage lending services, real estate brokerage, insurance agency sales, equipment leasing, and similar business and personal finance related services.

Distribution Methods of the products or services.  We will employ a wide
------------------------------------------------
variety of generally accepted marketing methods for advertising and promoting UniPro's consulting services, as well as the eBroker system, including direct mail and Internet email, telephone and targeted media advertising.

Status of publicly announced new product or services. UniPro has not made any
----------------------------------------------------
public disclosures or announcements of any proposed products or services. Presently there are no such products or services other than as disclosed in this registration statement.

Competitive business conditions. There are many individuals, firms, and other
-------------------------------
business entities, that are engaged in offering some or all of the consulting services, which UniPro offers to potential clients. Based upon available financing for advertising, marketing and promotion of services, the number of persons in management and other employees, combined with the experience of conducting a widely diversified consulting business, UniPro is presently an insignificant entity in the consulting industry and we expect that we shall remain so for the near future.

Sources and availability of raw materials and the names of principal
--------------------------------------------------------------------
suppliers.  With respect to the eBroker system, our exclusive sales and
---------
marketing agreement and the contemporaneous consulting agreement with MCM Systems Corporation, requires MCM to continually enhance the eBroker system. We are unaware of any other suppliers for this proprietary system.

Dependence on one or a few major customers. Presently being in the
------------------------------------------
development stage, UniPro has no clients or customers. We have no reasonable criteria to predict whether or not we will become dependent on one or but a few major customers for future revenues.

Patents, Trademarks, Licenses, etc.  We have no patents or trademarks at the
-----------------------------------
present time. Our October 2003 Exclusive Sales and Marketing Agreement for the ebroker system may be categorized as a license to sell and market the system. We acquired such rights in exchange for the commitment to issue 500,000 shares of our unregistered Common Stock. The duration of the Agreement is ten years, with two automatic 5-year renewal terms. In the event that we obtain intellectual property in the future, UniPro intends to protect such property through appropriate state and federal registrations and enforcement as applicable.

Government Regulation and Approval. UniPro is not required to obtain any
----------------------------------
particular government approvals for the proposed marketing and sales of the ebroker system product or our initial business development consulting services. We anticipate that future expansion of the categories of consulting services to be offered may include services that require governmental registration and licensing. UniPro shall comply with such regulatory requirements prior to offering such services.

Research and Development. UniPro has not spent any funds on product or
------------------------
service research or development. MCM Systems Corporation has spent several years in development of the ebroker system and has tested the system under conditions similar to that a purchaser or user would encounter in a continual in- house test. The system is fully operational and with the creation of appropriate product marketing and operational manual documentation, will be ready to be demonstrated under actual sales conditions to potential third party purchaser/users. Management anticipates that such marketing materials and programs will be available by the time that it retains sales and marketing personnel. UniPro is not obligated under its exclusive sales and marketing license to incur any financial obligations with regard to the continual development of the ebroker system.

Environmental Compliance.  We have no product or contemplated service that
------------------------
has any direct or known indirect impact on the environment, and therefore do not anticipate any significant costs to comply with governmental Environment laws and regulations.

Reports to Security Holders. By voluntarily submitting this Form 10
---------------------------
registration statement under the Securities Act of 1934 we seek to qualify as a reporting entity; UniPro assumes the obligation to provide its shareholders with audited annual reports (Form 10KSB) and unaudited reviewed quarterly statements (Form 10QSB). All reports filed by us will also be available on our own website (www.uniprofinancial.com) as well as the SEC's website (www.sec.gov) and will be available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information regarding operation of the Public Reference Room by calling 1 800-SEC-0330.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Liquidity and Capital Resources. UniPro has limited funding at the present
-------------------------------
time, and we anticipate the need for significant private and or public financing, in the form of debt and or equity capital, to enable us to develop and fund an appropriate marketing plan for the eBroker system, and to generally advertise, market and promote our business development consulting services.

Results of Operations. As a development stage entity, UniPro has had no
---------------------
revenues since its inception, and management is unable to provide any specific dates that operating revenues or net profits will be obtained.

Plan of Operation. Our current plan of operation calls for:
-----------------

1) the establishing of a sales and marketing plan for the promotion and sale of the eBroker system pursuant to the Exclusive Agreement with its developer, MCM Systems Inc. We are offering the system to users on a lease arrangement, with costs to be determined on the basis of a flat monthly fee plus a fee per employee user. The lease arrangement will provide for continual upgrade as well as system maintenance as required. As an alternative, we will enter into an outright one-time sale of the system, with annual upgrade and maintenance available on a contractual basis. To pursue our plan we will require a minimal sales and marketing staff of approximately three individuals to begin our marketing efforts of the eBroker system: one sales manager, one individual to make preliminary telephonic contact with potential customers to set sales appointments, and initially one software sales experienced person to demonstrate the system and close the sale or lease transactions. We have targeted June 1, 2004 to have our eBroker marketing and sales team operational. But we cannot provide assurance that we will be able to meet that target. A simultaneous effort is being made by management to seek a strategic alliance with an experienced software system-marketing partner, although no assurances are intended that we will be successful in obtaining such a strategic partnership.

2) the establishment of a varied business development consulting service for the general business community offering a wide variety of new product, marketing, distribution and financing alternatives. We have begun to offer our consulting services to entrepreneurs and small business owners on a personal basis and from recommendations of third parties, but as yet we have not put into place a coordinated advertising and marketing effort. Management is developing such plans and we anticipate that by June 1, 2004 we will begin marketing our consulting services through our Internet web site, local media and targeted emails and fax advertisements. Currently we do not have any nor do we require any full or part-time employees, other than management, to conduct our consulting services. We expect in the future to hire, on a sub-contracting, basis, professional and experts as needed, on a case-by-case basis. We do anticipate, although we cannot assure it, that in the future, one or more professional consultants may join our management team.

3) the active search and investigation of one or more business entities for the purpose of acquisition by us - to provide operating revenues and enhance our shareholder value; while providing the perceived advantages to the management of an acquired company, that may arise by virtue of being part of a reporting public company. Although we expect to concentrate our search on companies that provide financial services, we will not restrict ourselves to any specific business, industry, or geographical location.

Facilities and computer equipment.  Initially we will require approximately
---------------------------------
600 square feet of executive office space and five personal 'networked' computers to conduct our eBroker sales and marketing and our business development consulting business. MCM, a technology development company currently has excess executive office space and offered to provide furnished office space for our use at rates comparable to other similar commercial space. Additionally, MCM will provide us with the necessary "networked" computers, at the lesser price of $7,500 or the prevailing market prices for comparable equipment. We have an oral agreement for the use of such office space, starting June 1, 2004, at the monthly rent of $1,000. This oral lease agreement is on a month-to-month basis, with no penalties on termination. MCM and UniPro agreed that this arrangement will enhance the ability of both companies in the marketing of the eBroker system.

Funding. We will need approximately $300,000 of investor financing to
-------
effectuate our eBroker system and consulting services marketing efforts during the next twelve months. With $150,000 of that sum intended to provide for non-officer employee salaries and related employee expenses for the first 12 months of operations. $50,000 will be allocated for the advertising, marketing and promotion of our Corporate Business Development Consulting Services. The remaining $100,000 will be used as general working capital, including the purchase or lease of the required five station computer system, various office supplies and miscellaneous equipment, and for a targeted advertising, promotion and marketing campaign. As of the date of this filing, management is actively seeking funding from individual private investors. We are also evaluating the possibility of conducting a registered initial public offering of our common stock during 2004. No assurances are intended that any private or public funding will be available to us, or if available that it would be available on terms favorable to UniPro. Our failure to raise the required working capital funds will prevent us from effectuating the proposed eBroker system marketing efforts, and may cause UniPro to cease operations.

Revenues.  While we anticipate revenues from our business development
--------
consulting services, there is no assurance that such revenues, if obtained, will be sufficient to provide working capital for the conduct of our operations. We are unable to predict with certainty when, if ever, UniPro will have a revenue flow from the sale or leasing of the eBroker system.

eBroker system. The following description of the eBroker system represents
--------------
the opinion of management. The eBroker system is a computerized web-based system providing a management solution to manage sales associations and lead contacts by means of an integrated set of tools - including a powerful database, calendar manager and communications controls including automated managing of emails, faxes, newsletters, press releases, and stock quotes. Electronic Libraries make it relatively easy to send documentation from within the program. All communication is electronically sent and attached to the client profile creating a "virtual paper trail" of correspondence that cannot be misplaced, forgotten or lost.

The software can be used on individual desktops, laptops, networks or through an Internet website. It can accept remote logins and synchronize data. With 3 levels of management a sales staff can be kept up to date with the effectiveness of their relationships. Management can consistently track actions for contacts, follow the trail of who spoke with which client and when, along with the resulting conversations. Its historic follow-through allows for easy task tracking and our quick-glance screen gives a complete correspondence overview. The eBroker system provides a method of providing constantly updated information about contacts to the people who have to manage those relationships.

To be an effective contact manager system it has to provide all levels of sales and management with instant access to appointments and follow-ups, and eBroker's quick-glance windows have the ability to create notes referenced to individual clients, allowing for rapid overview. Some of the features built in-to the system include:

Client Assignment. Create groups and assign contacts from the management
-----------------
screen. Search for clients using a variety of fields and sorting options.

Daily Call Scheduler.  Prioritize those clients with our built in hierarchy
--------------------
system. "Hot" clients always come up first in the sales daily call list.

Actions Library. Create personal, trackable correspondence that attaches
---------------
itself to the historic actions of each particular client. Using the mail-merge email feature sales staff can select a client, select a document from the library or create a new one and then send everything from company newsletters, investor updates, and confidential documentation automatically via email, fax or regular mail.

Automated Downloading. Users can have their client's view and download secure
---------------------
information right from the web or your own server. Passwords and log in information are inserted at the time you send so confidentiality is assured.

Action Reports. In client relationships, it is vital to know what it is that
--------------
the clients are responding. Our action report allows user to quickly view what the client's are receiving, viewing, reading or saving to their computers from your online or internal resources. Detailed information is just a click away.

Historic Actions. Follow every client to keep a detailed log and history on
----------------
phone calls, meetings and scheduled appointments as well as faxes, emails, letters and other action items initiated by sales staff. The eBroker system's automated historic actions system keeps track of who sent what and when.

Reports. The key to any successful relationship is communication. Reviewing
-------
detailed phone call reports is a tool, which facilitates that key element. Even with 100's or 1000's of contacts, using our phone reports enables user to pick up from last contact made whether it was the previous day or year. eBroker's integrated tools are designed so that users can access, organize, and share contact information immediately, automatically and electronically.

Creation of eBroker system. The eBroker Customer Relation Management system
--------------------------
was designed and developed by Willis Hale, President of MCM, and Marco Silva who is the Chief Software Developer, with assistance from other programmers employed by MCM from time-to-time. The system was conceived in May 2002 and at the time of this filing is fully operational. MCM anticipates that the system's documentation (operating manuals) will be completed and ready for the market place by UniPro's June 1, 2004 target date. The initial development focus was to create a CRM system for application to the securities brokerage industry, which is an industry that depends on customer contact and relationships that need to be handled and managed professionally and profitably. eBroker system is compatible with usage needs by other organizations, including real estate and mortgage brokerages.

Exclusive License - eBroker System.  In October 2003 we entered into an
----------------------------------
Exclusive Sales and Marketing Agreement and a concurrent Consulting and Service Agreement, both with MCM Systems Corporation, whereby UniPro acquired a Ten-Year exclusive on the marketing and sales of the eBroker System. The developer, MCM will provide ongoing development, service and upgrade for the enhancement of the system. Net revenues from the sale or leasing of eBroker systems will be split on a 50-50 basis between MCM and UniPro, with each company responsible for their own costs and expenses. The Exclusive License automatically renews for two successive Five-Year periods. The parties specifically provided that UniPro and MCM are independent contracting parties and that neither agreement creates an agency or other relationship between the parties.

Consulting Services.

Corporate Development Consulting.
--------------------------------
Business planning services assist clients in developing the detailed tactical and financial plans for the operation of the enterprise over a one, two or five year period. After an initial review of the client organization and a short audit of internal departmental operations or plans, our firm can first add value by providing insight into current operations or plans and then complete the detailed business plan at the corporate level. Business success requires a blend of many resources and skills. These include achieving a proper balance between management and leadership. While many companies invest significant resources to improve management techniques, scant attention is paid to improving the operational leadership skills essential to achieving client's goals.

Our focus.   UniPro intends to focus on the needs of business entities
---------
generally having revenues not exceeding $15 million dollars - providing merger, acquisition, divestiture, corporate finance and strategic partnering services combined with corporate and strategic development consulting services. We are limiting our target market to this range of business operations based on our perception that companies with greater sales will have more in-depth management and will tend to seek consulting services from larger and more prominent consulting firms. We expect to develop our own unique business approach to integrate a wide variety of advisory services with strategic and corporate development consulting services to meet the needs of our clients in formulating appropriate business solutions.

As we expand our own consulting services we expect that UniPro will be able to provide advisory assistance to organizations to enhance productivity, help create favorable employee relations climate - Analyze internal organizational structures; Conduct employee and management opinion surveys; Develop and evaluate compensation plans; Facilitate management and supervisory development sessions; Assist with Labor strategies; Create sound management policies and practices; corporate operations reviews; evaluation and or creation of sales and marketing distribution channels; act as start-up managers for specific corporate development projects; conduct detailed strategic and business plans for client companies; conduct competitive analyses and when appropriate act as interim financial managers.

Business Consulting Experience.  We start out with Management that has a
------------------------------
diverse background of business experience, and fully anticipate adding additional highly experienced management consultants in the future. Harvey Judkowitz, CEO/President, has been a licensed certified public accountant for more than thirty years and has in excess of twenty years of experience in providing corporate development advice to small businesses and entrepreneurs. Paul M. Galant, UniPro's Secretary/Treasurer, actively practiced law in the State of New York for thirty-five years, offering legal and business development consulting advice to a variety of individuals, companies and entrepreneurs. He was also a registered Securities Principal with the SEC and the NASD from 1975 to 1997, and a founder of several licensed brokerage firms, actively conducting corporate securities offerings - private and public, during that time. We intend to provide time-efficient and cost-effective services, based on proven, disciplined process supported by ample internal resources. We expect to address the critical needs and business realities of operating executives, corporate owners, strategic investors, and institutional investors. Management having been in some of those roles has an experience base to deal with a Client's requirements. We believe that our services will enhance, not replace, the services provided to out client's by their other advisors - legal, accounting, investment and commercial banking and other professional advisors.

Control of Business Operations.  The four principal shareholders of UniPro
------------------------------
own in excess of 85% of the shares and have effective control of all facets of UniPro's operations and business plans. By their control of the election of directors, they are in a position to collectively direct the nature of our business, including fund raising, acquisitions of assets and issuance of additional shares of common and or preferred stock. In the event that a public market for the shares of UniPro does not develop or if developed is not maintained, other shareholders may find that there is no market for their shares at the time they would otherwise be eligible to publicly sell their shares pursuant to the securities laws then in effect. Management expects to take whatever steps in the future may be required to have a public market develop, there is no intent to assure that a viable market will ever develop or if developed, would be maintained for any duration.

Competition.
-----------
Our efforts to create and operate a viable sales and marketing plan for the ebroker system may well depend upon our ability to raise sufficient working capital. For the foreseeable future, UniPro will remain an insignificant participant among the firms and individuals engaged in providing varied consulting services for new corporate and business development, as well as those public and private companies seeking to enhance their own shareholder's equity through the acquisition of one or more operating business entities. There are many established financial services firms and venture capital organizations, which have significantly greater resources - financial and personnel - as well as greater technical expertise than UniPro has or can expect to have in the near future. In view of our limited financial resources we will continue to be at a significant competitive disadvantage.

ITEM 3. DESCRIPTION OF PROPERTY.

UniPro has no property at this time and has no agreements to acquire any property. We currently have the use of a small furnished office, with conference room facilities available, as needed, pursuant to an oral agreement with MCM Systems Corporation, at no cost to UniPro (although valued for accounting purposes at $150 per month) until June 1, 2004. Our operational plan calls for our occupying approximately 600 square feet of furnished office space in the facilities of MCM, and we will pay MCM the monthly rental of $1000 starting June 1, 2004. We expect to acquire by purchase or lease, various office equipment including the 5-station personal network computer system previously discussed. Our oral rental arrangement with MCM is a month-to-month tenancy, subject to change at any time, and there is no penalty of any kind at its termination.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person we know to be the beneficial owner of five percent or more of our common stock, all directors and officers individually and as a group. There are no shares of Preferred stock issued and outstanding. Each person named has sole voting and investment power with respect to the shares shown:


Name and Address                       Amount of Beneficial      Percentage of Class
of Beneficial Owner                  Ownership - Common Stock       Common Stock
------------------------------------------------------------------------------------
Harvey Judkowitz                            1,200,000                 21.85%
1450 South Dixie Highway, ste 200
Boca Raton, FL 33432

Paul M. Galant                              1,200,000                 21.85%
1450 South Dixie Highway, ste 200
Boca Raton, FL 33432

Mary F. McGuire                             1,200,000                 21.85%
1450 South Dixie Highway, ste 200
Boca Raton, FL 33432

Suouconni Corporation                       1,200,000                 21.85%
*Lance V. Galant, President
5005 Coco Plum Way
Sarasota, FL 34241

MCM Systems Corporation                       500,000                  9.10%
*Willis Hale, President
1450 South Dixie Highway,
Boca Raton, FL 33432

---------------------------
Officers and Directors
   as a Group (2 Persons)                   2,400,000                 43.70%


*  Person with voting control.

The three named individual shareholders and Suouconni Corporation are deemed founders, as that term is defined by the Securities Act of 1933, as amended.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

      Name                   Age         Positions and Offices Held
------------------         ------      -------------------------------
Harvey Judkowitz             59        Chairman/CEO/CFO/President

Paul M. Galant               62        Secretary/Treasurer and Director



Harvey Judkowitz, is a Certified Public Accountant licensed in New York and
----------------
Florida. He is one of the founders of UniPro Financial Services, Inc. and in his capacity as its CEO/President, Mr. Judkowitz will devote as many hours as necessary to see that the goals of UniPro are met. At such time as UniPro attains fully operational status, Harvey Judkowitz anticipates that he will devote a minimum of 25 hours a week on UniPro's business - including seeking and evaluating potential business entities for our possible acquisition. Mr. Judkowitz is frequently called upon by small businesses that are interested in exploring the public sector for advice in going forward with their plans. From 1988 to date, Mr. Judkowitz has been actively engaged in the conduct of his own certified public accounting practice. He also serves as the current interim Chief Financial Officers of Kirshner Entertainment & Technology, Inc., a developer of Internet services (OTCBB: KSHR). He was Chairman and CEO of Spectrum Brands, Inc., an Internet web site operator (Pink Sheets: SPBR) from January 2000 until its sale in October 2001. He currently serves on the Board of Directors and is chairman of the audit committees for the following publicly traded companies: Kirshner Entertainment & Technology, Inc., Global Business Services, Inc., operator of mail box and packaging stores (OTCBB:
GBSS) and Webb Mortgage Depot, Inc., a correspondent mortgage brokerage (Pink
Sheets: WBBM). In the past, he has served as Chief Financial Officer or President of several publicly traded companies. Mr. Judkowitz graduated from Pace University in 1967 with a BBA in Accounting. Over the past 15 years, Mr. Judkowitz has assisted several companies in going public.

Paul M. Galant, co-founder, is a director and the Secretary/Treasurer of
--------------
UniPro. He is presently devoting all of his business time to the development of UniPro. From December 1999 through October, 2001 he was Secretary/Treasurer and a Director of Spectrum Brands Corp., an Internet web site operator (Pink Sheets: SPBR) and he was the founder in 1999 of NetWeb OnLine.Com Inc., a Florida corporation prior to its business combination with The Golfing Network. He has been a business development consultant continuously since 1970, and was a registered NASD General Securities Principal from 1975 until August 1999. In 1981 he founded PR Sources Inc., a private entity, engaged in providing corporate and business development services to the general business community continuously from its founding to the present. From August 1997 until February 2001 Mr. Galant was a director of Meridian USA Holdings, Inc., now Champion Lyte Holdings, Inc., a manufacturer of proprietary syrups and beverages (OTCBB: CPLY). From time to time, he has been a director and officer of various developmental stage enterprises. He was a practicing attorney in the State of New York from 1966 through 2000. Mr. Galant was a founding partner of several New York based full service brokerage firms between 1975 and 1999. He served in the U.S. Army, is a 1965 graduate of Brooklyn Law School (J.D.) and in 1962 received a BBA degree from Adelphi College (NY).


Directors Term of Office. Directors hold office until their successors have
------------------------
been elected, and qualified, at the next annual meetings.

ITEM 6. EXECUTIVE COMPENSATION.

Compensation.  No compensation was paid to UniPro's officers in its last
------------
fiscal year. Although there are no specific plans to pay compensation to the officers during the next 12 months, the board may at any time determine to pay appropriate compensation depending upon the availability of working capital.

Option/SAR Grants in Last Fiscal Year (Individual Grants). UniPro granted no
---------------------------------------------------------
stock option or stock appreciation rights in its last fiscal year. By written consent pursuant to Florida Statutes, the shareholders of UniPro approved the adoption of the "2003 Equity Incentive Plan", established to comply with IRS requirements for a Qualified Incentive Stock Option Plan. The board of directors may authorize the issuance of shares and or options to acquire shares, as incentives for services contributed or to be contributed for the benefit of UniPro. This plan covers Directors, Officers, Employees, Consultant and Advisors. Presently there are no other - retirement, pension, profit sharing, medical, insurance or other similar employee benefit plans.

Aggregated Option/SAE Exercises in Last Fiscal Year And Fiscal Year-End
-----------------------------------------------------------------------
Option/SAR Values.   UniPro has not issued any options nor were any options
-----------------
exercised

Long Term Incentive Plans-Awards in Last Fiscal Year. UniPro has no long-term
----------------------------------------------------
incentive plans other than the Incentive Stock Option Plan described above.

Compensation of Directors. None. Directors may be reimbursed for actual
-------------------------
expenses incurred for each annual meeting of the Board which they attend.

Employment Contracts. UniPro has no employment contracts with either of its
--------------------
officers.

Report on Repricing of Options/SARS. UniPro has not repriced any options or
-----------------------------------
stock appropriation rights in its last fiscal year.


Possible Conflicts of interest. Code of Ethics.
-----------------------------------------------
We have not yet adopted a full code of ethics regarding our executive officers at this time in as much as only two of our founders are serving as officers, and, Judkowitz, a Certified Public Accountant, and Galant a member of the Bar of the State of New York, are each bound by codes of ethics of their respective professions. We plan to adopt a formal code of ethics prior to expanding management and will make such code available on UniPro's corporate website and publicly disclosed in an appropriate Form 8K at the time of its adoption.

To protect the interests of the shareholders, the board has adopted the following resolutions regarding possible management conflict of interest situations.

1. Harvey Judkowitz, President, is actively engaged in the conduct of a public accounting practice, and renders professional advice to clients similar in some respects to the consulting services contemplated to be provided by UniPro; and Paul M. Galant, Secretary/Treasurer, is engaged in providing business development services to the general business public. Both Judkowitz and Galant have agreed that upon the effective date of this Form 10SB, or sooner, that all future non-accounting related "consulting" clients they obtain while directors and or officers of UniPro, shall be clients of UniPro. Presently there are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of UniPro could result in liability of management to UniPro.

2. Additional conflicts of interest and non-arms length transactions may also arise in the future. By resolution of the board of directors, UniPro has adopted a policy that it will not - without the written consent of the Shareholders, enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. No Officer shall receive any compensation for finding or negotiating a future acquisition or other business transaction.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Lance V. Galant and his wife are the shareholders of Suouconni Corporation, which owns 21.85% of our common stock and may be deemed to be a "founder" of UniPro as that term is defined by the Securities Act of 1933, as amended. Lance Galant is the brother of Paul M. Galant, our Secretary/Treasurer who disclaims any beneficial interest in said shares. Lance Galant votes the investment shares held by Suouconni Corporation; which is also the lender to UniPro of $22,500 on a two-year Promissory Note and Loan Agreement.


ITEM 8.   DESCRIPTION OF SECURITIES.

Capital Stock. UniPro is authorized in its Articles of Incorporation to issue
-------------
70,000,000 Shares of Capital Stock -

a)    65,000,000 shares of Common Stock, par value of $0.001 per share; and
b) 5,000,000 Shares of Preferred Stock; 3,000,000 shares of which are designated as Series I Convertible Preferred Stock ($0.001 par value), and the remaining 2,000,000 no-par value shares are undesignated.

Common Stock. The holders of common stock are entitled to one vote for each
------------
share held on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon a liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding preferred stock. Common stock holders have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock. UniPro may issue up to 5,000,000 Shares of preferred stock.
---------------
Three million (3,000,000) shares were authorized as Series I Convertible Preferred Stock ($0.001 par value) with each share exchangeable for Ten (10) shares of $0.001 par value common stock. On conversion no further consideration is required, and the board of directors may issue such shares upon other terms and conditions at or prior to their issuance, without further notice or action by the Shareholders. The balance of Two Million (2,000,000) preferred shares are without par value, are undesignated and remain available for issuance by the board of directors in their discretion, and upon such terms and conditions as they may designate, without further notice or action by the Shareholders.

Future issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede an acquisition or other business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of UniPro's stockholders the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Voting Rights Control. Each share of authorized Capital Stock (common stock
---------------------
and preferred stock) is entitled to one vote. Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of directors, at a general shareholder meeting, and may elect all of the directors standing for election.

Dividend Policy. UniPro has never declared or paid a cash dividend on its
---------------
Common Stock, nor does it have any present intent to do so in the near future. It is anticipated that all earnings will be retained to provide working capital for the implementation of the business plan, until such time as the directors shall, in their sole discretion, declare that UniPro's working capital requirements and cash position will permit a cash distribution to stockholders. Stock dividends may be declared, from time to time, in the sole discretion of the board of directors. No such stock dividends have ever been declared.

Transfer Agent. UniPro is acting as its own transfer agent for all shares of
--------------
capital stock issued until such time as the Securities and Exchange Commission declares this Form 10 registration statement effective; at which time management expects to appoint a duly registered stock transfer agent to perform such services.


                             PART II

ITEM 1.   TRADING OF SECURITIES IN SECONDARY MARKET

Trading Market. There is no trading market for UniPro's common stock at
--------------
present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Presently there are no shares of UniPro that would be qualified as "free trading". We anticipate that at some point in the future when there are such free trading shares available, UniPro would seek the services of an NASD licensed market-maker in submitting the appropriate Form 15c-211 to the National Association of Securities Dealers, Inc. for the purpose of obtaining trading privileges for our shares, and to be quoted in the electronic "pink sheets" published and maintained by the National Quotation Bureau, Inc.

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the presently issued and outstanding shares will not be registered for public sales. We are required to, and will file reports under Section 13 of the Exchange Act.

Future public sales of shares of our common stock will only be permissible pursuant to appropriate exemptions from registration, or providing that such shares offered for sale are covered by an effective registration statement; or in compliance with Rule 144 under the Act. Sales in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Holders. Presently there are fifteen shareholders of record of the common
-------
stock. All presently issued and outstanding shares were issued pursuant to exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

Dividends. UniPro has not paid any dividends to date, and has no plans to do
---------
so in the immediate future.


ITEM 2.   LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against UniPro.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

UniPro has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

Between June 17, 2003 (inception) and October 23, 2003 we issued 4,992,500 to the founders, UniPro's legal counsel (Stewart Merkin, Esq.) as partial consideration for present and future services, and gifts by the founders to a total of nine individuals - friends and relatives of the founders. On October 23, 2003 we issued 500,000 shares to MCM Systems Corporation as the consideration for an Exclusive Sales and Marketing Agreement for the eBroker system with MCM Systems Corporation. The founders paid the total cash consideration in the amount of $9,162.50 or $0.001835 per share. All shares issued by UniPro were valued at the per share price of $0.001835.

Following is a complete list of the record holders of our common shares:

                                                Common
Shareholders             Date of Issuance       Shares      Consideration
----------------------   ----------------     ---------     -------------
Harvey Judkowitz             06/25/03         1,200,000     $ 2,202.32
Paul M. Galant               07/28/03         1,200,000       2,202.32
Mary F. McGuire              07/28/03         1,200,000       2,202.32
Suouconni Corporation(1)     10/23/03         1,200,000       2,202.32
Stewart Merkin               10/23/03           100,000         183.50
David Larry                  10/23/03            10,000          18.35
Peter Button                 10/23/03            10,000          18.35
Mindy Kline                  10/23/03            20,000          36.70
Paul Kae(2)                  10/23/03            10,000          18.35
Penny Bolt(3)                10/23/03            10,000          18.35
Meredith Witt(3)             10/23/03            10,000          18.35
Meredith Mann(3)             10/23/03            10,000          18.35
Zachary Mann(3)              10/23/03            10,000          18.35
Armando Pozo                 10/23/03             2,500           4.57
MCM Systems, Inc.            10/23/03           500,000         917.50
-----------------        -------------       ----------     ----------
  Total Issued Shares                         5,492,500     $10,080.00
                                             ==========     ==========


(1) Suouconni Corporation is owned by the brother and sister-in-law of Paul M. Galant.
(2)   Mr, Kae is a cousin of Paul M. Galant.
(3) Bolt, Witt and Meredith Mann, and Zachary Mann are the adult daughters and son, respectively of Harvey Judkowitz. Both Harvey Judkowitz and Paul M. Galant disclaim any beneficial ownership interest in shares of record other than those in their own names.

There were no underwriters involved in any of the foregoing transactions. We believe that all of the shares issued by us were done so in transactions that did not involve a public offering, and were made in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 607.0850 of the General Corporation Law of the State of Florida provides that the Articles of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) (relating to liability for unauthorized acquisitions or redemption of, or dividends on, capital stock) of the General Corporation Law of the State of Florida, or (iv) for any transaction from which the director derived an improper personal benefit. UniPro's Articles of Incorporation contains the following provision:
"Article 10. This Corporation may indemnify any Officer or Director, or any former Officer or Director, the full extent permitted by law."

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING UNIPRO PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.










                         PART F/S


The following financial statements required by Item 310 of Regulation S-B are furnished below


INDEPENDENT AUDITOR'S REPORT                        F - 1

FINANCIAL STATEMENTS
  Balance Sheet                                     F - 2

  Statement of Operations                           F - 3

  Statement of Changes in Stockholders' Equity      F - 4

  Statement of Cash Flows                           F - 5

  Notes to Financial Statements                     F - 6

                INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of UniPro Financial Services, Inc.


We have audited the balance sheet of UniPro Financial Services, Inc. (a development stage company) as of October 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 17, 2003 (inception) to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniPro Financial Services, Inc. as of October 31, 2003 and the results of its operations and its cash flows for the period from July 17, 2003 (inception) to October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


   /s/Berkovits, Lago & Company, LLP


BERKOVITS, LAGO & COMPANY, LLP
Fort Lauderdale, Florida
November 25, 2003

                  UniPro Financial Services, Inc.
                   (A Development Stage Company)
                         Balance Sheet
                        October 31, 2003


                           Assets
                           ------

     CURRENT ASSETS
        Cash                                         $  30,080
                                                     ---------
          TOTAL CURRENT ASSETS                          30,080

     Sales and Marketing License agreement               2,500
                                                     ---------
          TOTAL ASSETS                               $  32,580
                                                     =========



            Liabilities and Stockholders' Equity
            ------------------------------------

     CURRENT LIABILITIES
        Accounts Payable                             $   2,000
                                                     ---------
          TOTAL CURRENT LIABILITIES                      2,000

          Note Payable                                  22,500
                                                     ---------
          TOTAL LIABILITIES                             24,500

     STOCKHOLDERS' EQUITY
     Common Stock, $0.001 Par Value
       65,000,000 Shares Authorized.
        5,492,500 Shares Issued and Outstanding          5,493
     Additional paid in capital                          5,187
     Deficit accumulated during the
       development stage                                (2,600)
                                                     ---------
          TOTAL STOCKHOLDERS' EQUITY                     8,080
                                                     ---------
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                       $  32,580
                                                     =========







           The accompanying notes are an integral part of these financial statements.

                UniPro Financial Services, Inc.
                 (A Development Stage Company)
                    Statement Of Operations
       For the Period from June 17, 2003 (inception)
                    through October 31, 2003





     REVENUES                                        $       -


     GENERAL AND ADMINISTRATIVE EXPENSES                (2,600)
                                                     ---------
            Net Loss                                 $  (2,600)
                                                     =========

     Net loss per share                              $    0.00
                                                     =========

     Shares Outstanding used in computing net
         loss per share                              5,492,500
                                                     =========















            The accompanying notes are an integral part of
                      these financial statements.

                   UniPro Financial Services, Inc.
                    (A Development Stage Company)
            Statement of Changes In Stockholders' Equity
  For the period from June 17, 2003 (inception) through October 31, 2003


                                                               DEFICIT
                                                              ACCUMULATED
                                                 ADDITIONAL   DURING THE
                               COMMON STOCK        PAID-IN    DEVELOPMENT
                            SHARES      AMOUNT     CAPITAL       STAGE         TOTAL
---------------------    -----------  ---------  -----------  -----------   -----------
Common stock issued
for cash                 4,992,500    $   4,993  $     4,169  $             $     9,162

Common stock issued
for license agreement
at $0.0018                 500,000          500          418                        918

Additional paid in
capital contributed
as rent                          -            -          600            -           600
Net loss                         -            -            -       (2,600)       (2,600)
---------------------------------------------------------------------------------------
Balance -
October 31, 2003         5,492,500    $   5,493  $     5,187  $    (2,600)  $     8,080
=======================================================================================































            The accompanying notes are an integral part of
                       these financial statements.

                     UniPro Financial Services, Inc.
                      (A Development Stage Company)
                        Statement Of Cash Flows
           For the Period from June 17, 2003 (inception)
                        through October 31, 2003


CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss For Period                                         $  (2,600)
Adjustments to reconcile net loss to net cash
rovided by operating activities:
Additional paid-in capital contributed as rent                    600
 Increase in:
   Accounts Payable                                             2,000
                                                            ---------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                     -
                                                            ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of license agreement                                (2,500)
                                                            ---------
     NET CASH USED IN INVESTING ACTIVITIES                  $  (2,500)


CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of common stock                        10,080
 Proceeds from notes payable                                   22,500
                                                            ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                 32,580

INCREASE IN CASH                                               30,080

CASH - BEGINNING BALANCE                                            0
                                                            ---------
CASH - ENDING BALANCE                                       $  30,080
                                                            =========






           The accompanying notes are an integral part of these financial statements.

                  UniPro Financial Services, Inc.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                         October 31, 2003



Note 1 - Summary of Significant Accounting Policies

Organization:
------------

UniPro Financial Services, Inc. was incorporated in the State of Florida on June 17, 2003 primarily to engage in offering a variety of financial and related services to the general business public.

Business Operations:
-------------------

Exclusive Sales And Marketing Agreement
On October 23, 2003 the Company entered into an Agreement with MCM Systems Corporation, ("MCM") whereby the Company obtained the exclusive rights to sell and market MCM's proprietary Customer Relations Management system know as the ebroker system. This Agreement is valid for Ten years and has two automatic five-year renewal periods, unless either party notices the other at least 60 days prior to the expiration date. Management intends to create a full marketing plan and expects to raise funds from private or public investors during the next fiscal year for the purpose of implementing sales and marketing of the ebroker system. As consideration for the grant of the exclusive sales and marketing rights, the Company paid the cash sum of $2,500 as partial consideration and has issued 500,000 shares of the Company's common stock to the shareholders of MCM's parent. These shares are reflected on the records of the Company as being issued and outstanding as of the date hereof. The shares along with the sales and marketing license rights were recorded at the same price as the average paid by the founding and other shareholders. Upon closing of the agreement MCM and the Company shall participate on an equal basis in the net revenues generated by future sales of the product.

Consulting Services
Management expects to begin marketing its business development consulting operations during the next 90 days. The Company will provide a diversified menu of business consulting, ranging from preliminary corporate structuring to introduction of "experts" to assist clients in raising working capital and operating their enterprises to attain their goals.

Development Stage Operations
The Company is considered to be a development stage enterprise because it has not yet commenced full operations at October 31, 2003. There has been no operating revenue generated and since its inception operations have been
devoted    primarily   to   raising   capital   and   various
administrative functions.


Use of Estimates.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

                  UniPro Financial Services, Inc.
                   (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         October 31, 2003




Note 1 - Summary of Significant Accounting Policies
         (continued.)


Income Taxes
------------

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.



Note 2 - Note Payable

Notes payable of one note to a stockholder that matures on or before October 31, 2005. The note bears interest at 6% and is convertible into 10,000 shares of restricted common stock at $2.25 per share. The note allows the lender to commence legal action to collect the note upon default by the borrower. The note may be prepaid without penalty.

                            PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Articles of Incorporation and by-laws

(4) Instruments defining the rights of security holders, including indentures.

(10) Additional Exhibits

(31) Certifications Pursuant To Section 302 of the
     SARBANES-OXLEY ACT OF 2002

(32) Certification Pursuant To Section 906 of the
     SARBANES-OXLEY ACT OF 2002


ITEM 2.  DESCRIPTION OF EXHIBITS

Exhibit        Description
-------        -----------

  3.1          Articles of Incorporation - June 17, 2003

  3.2          Corporate By-Laws - June 18, 2003

  4.1          Specimen Stock Certificate

  4.2          Loan Agreement and Promissory Note -
                 October 28, 2003 Suouconni Corporation

 10.1          2003 Equity Incentive Plan - June 18, 2003

 10.2          Exclusive Sales and Marketing Agreement-
                 October 23, 2003

 10.3          Software Development & Consulting Agreement-
                 October 23, 2003

 31.1          Harvey Judkowitz - Section 302 18 U.S.C.
                 SECTION 1350 Sarbanes-Oxley Certification

 31.2          Paul M. Galant - Section 302 - 18 U.S.C.
                 SECTION 1350 Sarbanes-Oxley Certification

 32.1          Harvey Judkowitz - Section 906 - 18 U.S.C.
                 SECTION 1350 Sarbanes-Oxley Certification

SIGNATURES

In  accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement on
Form  10-SB12G/A-1  to  be  signed  on  its  behalf  by   the
undersigned, thereunto duly authorized.

Dated, January 21, 2003

                         UNIPRO FINANCIAL SERVICES, INC.


                         By:___/s/ Harvey Judkowitz____________
                            Harvey Judkowitz, President



                         By:__/s/ Paul M. Galant_______________
                            Paul M. Galant, Secretary/Treasurer